Filed by Gafisa S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Construtora Tenda S.A.
Commission File Number: 132-02704
Date: November 10, 2009

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY GAFISA S.A. OR CONSTRUTORA TENDA S.A. RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) OF CONSTRUTORA TENDA S.A. INTO GAFISA S.A.

* * * * *

These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction involving Gafisa S.A. and Construtora Tenda S.A. In connection with the proposed transaction, Gafisa intends to file with the SEC a registration statement on Form F-4 to register Gafisa common shares to be issued in the proposed transaction. Gafisa intends to continue to file additional relevant materials with the SEC. The registration statement and the related prospectus will contain important information about Gafisa, Tenda, the proposed transaction and related matters.  Without prejudice to publication, by the companies, of the information and documents required by corporate legislation and by the regulations of the Comissão de Valores Mobiliários through the Sistema de Informações Periódicas e Eventuais (“IPE”) in the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br) and/or in their respective websites (www.gafisa.com.br or www.tenda.com.br, as the case may be), any and all information made available abroad will be simultaneously made available in Brazil through the IPE. Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. Gafisa and Tenda have also filed certain documents with the Comissão de Valores Mobiliários, the Brazilian securities commission, which are available on the CVM’s website at http://www.cvm.gov.br. In addition, documents (including any exhibits) filed with the SEC or CVM by Gafisa or Tenda will be available free of charge from the Investor Relations offices of Gafisa S.A., located at Avenida Nações Unidas, 8501, 19th floor, São Paulo, SP, Brazil 05425-070, tel: 011-55-11-3025-9305, and of Construtora Tenda S.A., located at Av. Eng. Luis Carlos Berrini, 1.376, 9th floor, Edifício Torre Nações Unidas, Brooklin Paulista, São Paulo, SP, Brasil 04571-000, tel: 011-55-11-3040-6426. SHAREHOLDERS OF TENDA ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY GAFISA WITH THE SEC, INCLUDING THE PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

* * * * *

[GRAPHIC OMITTED]

                                          APPRAISAL REPORT

                                           RJ-0434/09 -01
                                              1/2 VIAS
                                           (VOLUME II/II)

[GRAPHIC OMITTED]

REPORT                       RJ-0434/09-01

REFERENCE DATE:              September 30, 2009

REQUESTED BY:                TENDA S.A., with head office located on Rua. Gomes de Carvalho, 1.507,
                             4th floor, Vila Olimpia, in the city of Sao Paulo, SP, registered with the General Roster of Corporate Taxpayers (CNPJ) under no.
                             71.476.527/0009-92, hereinafter called TENDA.

OBJECT:                      GAFISA S.A., with head office located on Avenida das Nacoes Unidas,
                             8.501, 19th floor, Alto de Pinheiros, in the city of Sao Paulo, SP, registered with the General Roster of Corporate Taxpayers (CNPJ) under
                             no. 01.545.826/0001-07, hereinafter called GAFISA and CONSTRUTORA TENDA
                             S.A., previously qualified.

PURPOSE:                     Calculation of the Net Equities of GAFISA AND TENDA at market prices, following appraisal of the equities of all such companies pursuant to the same criteria and on the same dates for regulatory purposes originated from the acquisition of control of the referred to companies.

APSIS CONSULTORIA                                                                         1
REPORT RJ-0434/09-01

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL Ltda. (APSIS) was hired by TENDA to calculate the Net Equities of
GAFISA and TENDA at market prices, following appraisal of the equities of all such companies pursuant to the same criteria and on the same dates for regulatory purposes originated from the acquisition of control of the referred to companies.

The technical procedures used in this report are in accordance with the criteria set forth by appraisal standards. Appraisal calculations to assess the value of assets were devised on the basis of the income, asset and market approaches.

This report presents the market values of the companies' assets and liabilities used to adjust the book Net Equity of GAFISA and TENDA through the assets approach.

APSIS CONSULTORIA
REPORT RJ-0434/09-01                                                                      2

SUMMARY OF RESULTS

The tables below present an overview of the Net Equities at market prices of the companies involved in the operation, as of the base date of this report:

                                           MARKET EQUITY
                                                         GAFISA                        TENDA
MARKET EQUITY (THOUSANDS R$)                           2,129,373                     1,217,188
TOTAL NUMBER OF STOCKS                                130,508,346                   400,652,450
R$ PER STOCKS                                          16.315994                      3.038015
EXCHANGE RELATION                                       0.186199                      1.000000
                         Obs.: Quantity of GAFISA's shares for 1 TENDA share

APSIS CONSULTORIA
REPORT RJ-0434/09-01                                                                      3

INDEX

1.       INTRODUCTION                                                                     5
2.       PRINCIPLES AND QUALIFICATIONS                                                    6
3.       RESPONSIBILITY LIMITS                                                            7
4.       APPRAISAL METHODOLOGY                                                            8
5.       GAFISA'S PROFILE                                                                 10
6.       TENDA'S PROFILE                                                                  11
7.       GENERAL APPRAISAL CRITERIA                                                       12
8.       APPRAISAL OF GAFISA'S SHAREHOLDERS' EQUITY AT MARKET VALUE                       14
9.       APPRAISAL OF TENDA'S SHAREHOLDERS' EQUITY AT MARKET VALUE                        18
10.      CONCLUSION                                                                       22
11.      LIST OF ATTACHMENTS                                                              23

APSIS CONSULTORIA
REPORT RJ-0434/09-01                                                                      4

1.  INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL S/C Ltda. (APSIS) was hired by GAFISA and TENDA to calculate the Net
Equities of GAFISA and TENDA at market prices, following appraisal of the equities of all such companies pursuant to the same criteria and on the same dates for regulatory purposes originated from the acquisition of control of the referred to companies according to law art. 264 of Law no.
6.404, de 15/12/1976 (Lei das S/A).

In preparing this report, data and information supplied by third parties were used in the form of documents and verbal interviews with the clients. The estimates used in this process are based on documents and information which include, among others, the following:

o    Financial statements of the group's companies;

o    List of permanent assets ;

o    ITR (Quarterly Report) of the companies;

o    Documents with technical specifications of the equipment appraised.

The APSIS team responsible for the coordination and performance of this report consists of the following professionals:

o    CESAR DE FREITAS SILVESTRE Accountant (CRC/RJ 044779/O-3)

o    ANA CRISTINA FRANCA DE SOUZA Civil Engineer Post-graduated in Accounting Sciences (CREA/RJ
     91.1.03043-4)

o    LUIZ PAULO CESAR SILVEIRA Mechanical engineer Master of Business Management (CREA/RJ
     89.1.00165-1)

o    MARCELO UNFER PARABONI Business manager Post-graduated in Financial Management (CRA/RJ
     20-47.164-6)

o    MARGARETH GUIZAN DA SILVA OLIVEIRA Civil engineer, (CREA/RJ 91.1.03035-3)

o    RICARDO DUARTE CARNEIRO MONTEIRO Civil engineer Post-graduated in Economic Engineering (CREA/RJ
     30137-D)

o    SERGIO FREITAS DE SOUZA Economist (CORECON/RJ 23521-0)

o    WASHINGTON FERREIRA BRAGA Accountant (CRC/RJ 024100-6 / CVM 6734)

APSIS CONSULTORIA
REPORT RJ-0434/09-01                                                                      5

2. PRINCIPLES AND QUALIFICATIONS

This report strictly complies with the fundamental principles described below.

o    The consultants and appraisers have no personal bias towards the subject matter involved in this report nor do they derive any advantages from it.

o    The professional fees of APSIS are not, in any way, subject to the conclusions of this report.

o    The report was prepared by APSIS and no one, other than the consultants themselves, prepared the analyses and respective conclusions.

o    In this report, one assumes that the information received from third parties is correct and that the sources thereof are contained in said report.

o    To the best knowledge and credit of the consultants, the analyses, opinions and conclusions presented in this report are based on data, diligence, research and surveys that are true and correct.

o    For projection purposes, we start from the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the purpose of the relevant work, other than those listed in this report.

o    This Report meets the specifications and criteria established by the standards of the Brazilian
     Association of Technical Standards (ABNT), the specifications and criteria established by USPAP
     (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different bodies, such as: the Treasury Department, the Central Bank of Brazil, CVM (the
     Brazilian equivalent to the US Securities and Exchange Commission), SUSEP (Private Insurance
     Superintendence), etc.

o    The report presents all the restrictive conditions imposed by the methodologies adopted, which affect the analyses, opinions and conclusions contained in the report.

o    APSIS declares that it does not have any direct or indirect interests in the companies contemplated in this report, in their respective controllers, or in the transaction to which the "Protocol and Justification" refer, there being no relevant circumstances which may characterize conflict or communion of interests, whether potential or current, towards the issue of this Appraisal Report.

o    In the course of our work, controllers and managers of the companies contemplated in this report did not direct, limit, hinder or practice any acts, which have or may have compromised access, use or knowledge of information, property, documents or work methodologies relevant to the quality of our conclusions.

APSIS CONSULTORIA                                                                         6
REPORT RJ-0434/09-01

3. RESPONSIBILITY LIMITS

o    To prepare this report, APSIS used historical data and information audited by third parties or not audited and projected non-audited data, supplied in writing or verbally by the company's management or obtained from other sources mentioned. Therefore, APSIS assumed as true the data and information obtained for this report and does not have any responsibility in connection with their truthfulness.

o    The scope of this work did not include on audit of the financial statements or revision of the works performed by its auditors.

o    Our work was developed for use by the applicants aiming at the already described objectives.
     Therefore, it may be disclosed as part of the documents related to the acquisition of the autstanding shares of TENDA by GAFISA, with mention of this work in related publications being authorized. It may also be filed with the Brazilian Securities and Exchange Commission - CVM and at the U.S. Securities and Exchange Commission - SEC, as well as made available to shareholders and third parties, including through the websites of the companies involved.

o    We highlight that understanding of the conclusion of this report will take place by reading it and its attachments in full. Therefore, conclusions should not be based on a partial reading of the report.

o    We are not responsible for occasional losses suffered by applicant, its shareholders, directors, creditors or to other parties as a result of the use of data and information supplied by the company and set forth in this report.

o    The analyses and conclusions contained herein are based on several premises, held as of this date, of future operational projections, such as: macroeconomic factors, amounts practiced by the market, exchange rate variations, sale prices , volumes, market share, revenues, taxes, investments, operational margins, etc. Thus, future results may differ from any forecast or estimate contained in this report.

o    This appraisal does not reflect events and their respective impacts, occurring after the date of issue of this report.

APSIS CONSULTORIA                                                                         7
REPORT RJ-0434/09-01

4. APPRAISAL METHODOLOGY

ASSETS APPROACH - NET EQUITY AT MARKET PRICES

This methodology derives from generally accepted accounting principles (GAAP), where financial statements are prepared based on the principle of historic or acquisition cost. According to these principles and to the fundamental principle of accounting, the book value of the assets of a company less the book value of its liabilities equals the book value of its net equity.

The application of this methodology contemplates, as a starting point, the book values of assets and liabilities and requires that some of these items be adjusted so as to reflect their probable realization values. The result from the application of this method may provide an initial basis towards the estimate of the company's value, as well as a useful basis of comparison with results from other methodologies.

On the other hand, the basic economics principles allow us to create the following appraisal technique: the value defined for assets less the value defined for liabilities equals the value defined for a company's net equity. From an appraisal perspective, the relevant value definitions are those appropriate to the purpose of the appraisal.

The assessment of assets, therefore, aims at appraising a company according to the adjustment of the book value (net balance) to its respective fair market values. The assets and liabilities deemed relevant are appraised on the basis of their fair market value, with a comparison being made between this amount and the book value (net balance) .

The general appraisal criteria applied towards the adjustment of assets subject to an appraisal at market prices are detailed in Chapter 7 of this report.

After being duly analyzed, these adjustments are added to the book Net Equity value, thus establishing the market value of the company through the assets approach. The company's fair market value will be the Net Equity value after adjustments found for assets and liabilities appraised are accounted for.

APSIS CONSULTORIA                                                                         8
REPORT RJ-0434/09-01

It's worth pointing out that the identification and quantification of liabilities that were neither recorded nor disclosed by the Company's Management was not included in our work.

In this appraisal, the methodology and scope adopted aimed at appraising a company's going concern.
Therefore, expenses incurred in asset realization or liability requirements, as well as those related to the companies' bankruptcy or liquidation processes were not contemplated in the calculations.

MAIN APPRAISAL STAGES

o    Reading and analysis of the companies' balance sheet.

o    Analysis of asset and liability accounts registered on the company's balance sheet, aiming at identifying accounts which are subject to adjustments, and calculations of their probable market values.

o    Adjustment of relevant intangible operating assets to their respective market values, based on of premises and appraisal criteria developed by Apsis.

o    Application of the equity method of accounting to the net equities at market value of subsidiary and affiliated companies in order to calculate the value of investments.

o    Calculation of the market value of the companies' net equity.

APSIS CONSULTORIA
REPORT RJ-0434/09-01                                                                      9

5. GAFISA'S PROFILE

Gafisa works in the real state development and construction sector in Brazil with a focus on the residential market. In 2006, Gafisa began trading its shares on the Stock Exchange of Sao Paulo, and in early 2007, also started trading on to the New York Stock Exchange. Gafisa is already present in
20 states and 99 cities and operates in all residential sectors through Gafisa and its subsidiaries:
Alphaville, Tenda and Bairro Novo.

Short History of the Company

GAF was established in 1954 in the city of Rio de Janeiro with operations in the real estate markets in the cities of Rio de Janeiro and Sao Paulo. In December 1997, GP Investments S.A. and its
affiliates, or 'GP,' entered into a partnership with the shareholders of GAF to create Gafisa S.A.

In February 2006, Gafisa concluded their initial public offering in Brazil. In March, 2007, Gafisa concluded its initial public offering of common shares in the United States.

In October 2008, Gafisa obtained 60.0% of the total and voting capital stock of Tenda and FIT was merged into Tenda, a publicly -held company listed on the Novo Mercado segment of the BM&F BOVESPA.

[Graphic Appears Here]

Gafisa operates in 99 cities located in 20 of the 26 states of Brazil.Its brands are positioned and operate as described below:

"Gafisa: developer focusing on residential developments in the Middle Segment, Medium High and High
Income in 46 cities in 18 states, with unit sales price exceeding R$ 200 thousand. The company is also invested in CIPESA EMPREENDIMENTOS IMOBILIARIOS (70%) and other SPEs.

"Tenda: developer focusing on residential developments in the segment, with sales price between R$
500 thousand and R$ 200 thousand.

" Alphaville: largest urban development focused on the sale of residential lots for segments Medium,
Medium High and High Income.

APSIS CONSULTORIA
LAUDO RJ-0173/07 -01                                                                      10

6. TENDA'S PROFILE

Tenda is a company's residential real estate company exclusively focused on popular segments. Tenda in 13 major metropolitan areas of Brazil, in a total of 64 cities.

Short History of the Company

The Company's history began in 1969 with the Incorporation of Tenda Engenharia S.A. in the city of
Belo Horizonte. The Incorporation of Construtora Tenda S.A. happened in 1994 in the city of Belo
Horizonte.

Tenda began operating in the metropolitan area of Sao Paulo in 1999 and the metropolitan area of Rio de Janeiro in 2006. In 2007, Tenda acquired new shareholders and began operating in the metropolitan area of the following states: Rio Grande do Sul, Pernambuco, Goias, Espirito Santo, Bahia, Parana,
besides Distrito Federal.

In October 2008, Tenda merged with Fit Residencial Empreendimentos

Imobiliarios Ltda, the former subsidiary of Gafisa S.A. As a result, Gafisa became the parent company of Tenda, thus contributing to the latter's expansion both in terms of geographical area and the income range of its clients, which is now between 4 and 20 minimum wages.

In April 2009, Equity International (El), a private investment company, announced the acquisition of over 20 million Tenda shares, equivalent to 5.03% of the Company's free float.

Shareholder Structure

Tenda has its shares listed on BM&F BOVESPA.

APSIS CONSULTORIA
REPORT RJ-0434/09-01                                                                     11

7. GENERAL APPRAISAL CRITERIA

This report was prepared for the purpose of meeting the terms stated in article 264 of Law no.
6,404, on December 31, 1976 (Brazilian Corporate Law) so as to appraise the equities of the companies directly involved in the acquisition process according to the same criteria and on the same dates at market prices.

EVENTS AND ADJUSTMENTS CONSIDERED IN THE APPRAISAL

The audited Financial Statements used as basis for this report were prepared by the Companies in full compliance to Law no. 11,638/07. The table below presents the general criteria defined for the appraisal of each account and/or group of accounts of the companies involved in the operation:

 GROUP OF ACCOUNTS                                       ASSUMPTIONS
      GENERAL         Accounts with an amount less than R$ 500,000 were not
                      analyzed and the book value was maintained, except for
                      those consolidated in some specific group.
  Available Funds     Represented by:
                      o  Cash and Banks
                      o  Cash Equivalents' Short-term investments with
                         original maturity within 90 days or less and readily
                         convertible into cash.
Accounts Receivable   Represented substantially by:
                         o Properties saled

          APPRAISAL CRITERION
      Market value same as book value.

      Market value same as book value.

      Market value same as book value.,
      considering the book value after present
       value adjustments, according to the Law
       no.11.638,

APSIS CONSULTORIA

LAUDO RJ-0173/07 -01                                                                     12

   GROUP OF ACCOUNTS         ASSUMPTIONS
      Inventories        Represented substantially by:
                           o Lands
                           o Properties for sale
       Expenses          Represented substantially by:
                         o Expenses payed in Advance
                         o Expenses with Sales
                         o Recognized Sales Expenses
   Intangible Assets     Represented mostly by:
                         o Intellectual Property (Trademark, brands, patents)
Other Accounts Payable   Represented by various accounts payable.

 Shareholder's Equity    o Market Adjustments - Result of appraisal of the
                           Assets, Rights, and Obligations, appraised by the
                           market, net of the effects of taxes.

         APPRAISAL CRITERION
 Market Value.

 The balances were annulled.

 Market Value.

 Tax and Social Contribution related to to the
 adjustments was calculated and added.
TMarket value.

APSIS CONSULTORIA
REPORT RJ-0434/09-01                                                                     13

8. APPRAISAL OF GAFISA'S SHAREHOLDERS- EQUITY AT MARKET VALUE

This report adopted the assets approach for appraising GAFISA's Shareholders' Equity at market value. We appraised the relevant assets and liabilities in order to reflect their fair market value according to the criteria stated in Chapter 7.

RELEVANT ASSETS

For us to arrive at the amount of GAFISA's Shareholders Equity at market value, it was necessary to carry out appraisals of its relevant operating assets.

INTANGIBLE ASSETS

In order to appraise GAFISA's registered trademarks, a derivation of the approach for valuing income from brands was chosen as the methodology to do so as recommended industries with the common practice of paying royalties. This approach is known as the 'relief-from-royalty' approach,
Valuation of Intellectual Property and Intangible Assets (Smith, Parr) and has as its base the growth of cash flow after taxes derived from the fact that the company does not need to pay royalties to third parties for using a certain brand. The brand's fair market value can then be attributed to the cash flow generated by these savings, bringing to present value by a discount rate that represents the associated risk. Since brands do not have a measurable life, perpetuity is also added to the cash flow.

ESTIMATES

Based on the Cash Flow of the savings generated by not paying royalties for each brand it owns, forecasted into the next 07 years, we discounted these amounts at present value using a discount rate of 9.3% p.a.

FINAL AMOUNT REACHED

Based on the studies carried out by APSIS on the date of September 30, 2009, the appraisers reach the following market values for the GAFISA brands for purposes of buying and selling.

     GAFISA'S BRAND VALUE (R$ millions)
                   discount rate (p.a.)                           9.3%
     GAFISA'S BRAND VALUE (R$ millions)                     $  166.24
       AUSA'S BRAND VALUE (R$ millions)                     $   54.61
                                  TOTAL                     $  220.85

APSIS CONSULTORIA
REPORT RJ-0434/09 -01                                                                    14

APPRAISAL OF OTHER GAFISA INVESTMENTS

GAFISA's other investments were considered by them respective book value, whether due to their small relevance or the make-up of their assets (cash or cash equivalents) .

APPRAISAL OF OTHER ASSETS AND LIABILITIES

For GAFISA's other assets and liabilities, the criteria stated in Chapter 8 were adopted, as demonstrated on the calculation spreadsheets of attachment 1.

APSIS CONSULTORIA
REPORT RJ-0434/09 -01

GAFISA'S SHAREHOLDERS' EQUITY AT MARKET VALUE

The table below presents GAFISA's Shareholders' Equity at Market Value on the base date with the respective adjustments on the main accounts:

COMPANY:          GAFISA S/A
REFERENCE DATE:   30/09/09

             RELEVANTES                             VALUE (THOUSANDS REAIS)
              ACCOUNTS                       ACCOUNTING       ADJSTMENTS          MARKET

ASSETS                                        6,931,539          524,087       7,455,626
  CORRENT ASSETS                              4,321,581          303,236       4,624,817
    CASH AND EQUIVALENT                       1,099,687                -       1,099,687
    CREDITS                                   1,718,110                -       1,718,110
      CLIENTS                                 1,718,110                -       1,718,110
        PROPETRIES SALED                      1,627,327                -       1,627,327
        OTHER CLIENTS                            79,511                -          79,511
        OTHER ACCOUNTS RECEIVABLE                11,272                -          11,272
      OTHER CREDITS                                   -                -               -
     INVENTORIES                              1,376,236          323,963       1,700,199
     OTHER                                      127,548         (20,727)         106,821
       RECOGNIZED SALES EXPENSES                  7,205          (7,205)               -
       OTHER ACCOUNTS                            93,722                -          93,722
       EXPENSES PAYED IN ADVANCE                 13,522         (13,522)
       DIFFERED TAXES                            13,099                -          13,099

LONG TERM ASSETS                              2,351,482                -       2,351,482

FIXED ASSETS                                    258,476          220,851         479,327
       INVESTMENT                               195,088                -         195,088
       LAND AND PROPERTIES                       53,698                -          53,698
       INTANGIBLE                                 9,690          220,851         230,541

COMPANY:          GAFISA S/A
REFERENCE DATE:   30/09/09

             RELEVANTES                             VALUE (THOUSANDS REAIS)
              ACCOUNTS                       ACCOUNTING       ADJSTMENTS          MARKET

LIABILITIES                                   5,148,863          178,190       5,326,253
  CORRENT LIABILITIES                         1,798,052                -       1,798,052
  LONG TERM LIABILITIES                       2,797,122          178,190       2,975,312
    LOANS AND FINANCING                         636,639                -         636,639
    DEBENTURES                                1,244,000                -       1,244,000
    PROVISIONS                                   59,509                -          59,509
        PROVISION FOR CONTINGENCIES              59,509                -          59,509
    RELATED PARTY DEBT                                -                -               -
    ADVANCED TO FUTURE CAPITAL GROWTH             1,180                -           1,180
      OTHER                                     831,701          178,190       1,009,891
        ADVANCE TO CLIENT                       147,168                -         147,168
        DIFERRED TAXES AND CONTRIBUTION         322,870                -         322,870
        OTHER ACCOUNTS PAYABLE                  361,663          178,190         539,853
      FUTURE NET PROFIT RESULT                   24,093                -          24,093
       GOODWILL ON ACQUISITIONS OF SUBSIDIARIES  12,499                -          12,499
       GAIN ON SALES INVESTMENT                  11,594                -          11,594

   MINORITY INTEREST                            552,889                -         552,889

EQUITY                                        1,783,476          345,897       2,129,373
       SHARE CAPITAL                          1,215,847                -       1,215,847
       CAPITAL RESERVE                          190,584                -         190,584
       PROFIT RESERVE                           218,827                -         218,827
       ACCUMULATED PROFIT AND LOSSES            158,218                -         158,218
       MARKET ADJUSTMENTS                                        245,897         345,897

APSIS CONSULTORIA
REPORT RJ-0434/09-01                                                                     16

                                VALUE OF GAFISA'S SHARES ON BASE DATE

130,508,346 shares (1)                        VALUE PER SHARE
Net book value                                 R$ 13.665609
Adjustment per share                           R$ 2.6503853
Book value adjusted to market                  R$ 16.315994

(1)  treasury stocks were excluded.

APSIS CONSULTORIA
REPORT RJ-0434/09-01                                                                     17

9. APPRAISAL OF TENDA'S SHAREHOLDERS' EQUITY AT MARKET VALUE

This report adopted the assets approach for appraising the Shareholders' Equity at TENDA's market value. In this approach we appraised the relevant assets and liabilities in order to reflect their fair market value according to the criteria stated in Chapter 7.

RELEVANT ASSETS

For us to arrive at the amount of the TENDA's Shareholders Equity at market value, it was necessary to carry out appraisals of TENDA's relevant operating assets.

INTANGIBLE ASSETS

In order to appraise TENDA's registered trademarks, a derivation of the approach for valuing income from brands was chosen as the methodology to do so that is recommended in industries with the common practice of paying royalties. This approach is known as the 'relief-from-royalty' approach,
Valuation of Intellectual Property and Intangible Assets (Smith, Parr) and has as its base the growth of cash flow after taxes derived from the fact that the company does not need to pay royalties to third parties for using a certain brand. The brand's fair market value can then be attributed to the cash flow generated by these economies, bringing to present value by a discount rate that represents the associated risk. Since brands do not have a measurable life, perpetuity is also added to the cash flow.

ESTIMATES

Based on the Cash Flow of the savings generated by not paying royalties for each brand it owns, forecasted into the next 07 years, we discounted these amounts at present value using a discount rate of 9.3% p.a.

FINAL AMOUNT REACHED

Based on the studies carried out by APSIS on the date of September 30, 2009, the appraisers reach the following market values for the TENDA brand for purposes of buying and selling:

TENDA'S BRAND VALUE (R$ millions)
discount rate (p.a.)                                    9.3%
TENDA'S BRAND VALUE (R$ millions)                  R$ 55.60

APSIS CONSULTORIA
REPORT RJ-0434/09 -01                                                                    18

APPRAISAL OF OTHER TENDA INVESTMENTS

TENDA's other investments were considered by their respective book value, whether due to their small relevance or by the make-up of their assets (cash or cash equivalents) .

APPRAISAL OF OTHER ASSETS AND LIABILITIES

For TENDA's other assets and liabilities, the criteria stated in Chapter 8 were adopted, as demonstrated on the calculation spreadsheets of attachment 1.

APSIS CONSULTORIA
REPORT RJ-0434/09 -01

TENDA'S SHAREHOLDERS' EQUITY AT MARKET VALUE

The table below presents TENDA's Shareholders' Equity at Market Value on the base date with the respective adjustments on the main accounts:

COMPANY:          CONSTRUTORA TENDA S/A (CONSOLIDADO)
REFERENCE DATE:   30/09/09

             RELEVANTES                             VALUE (THOUSANDS REAIS)
              ACCOUNTS                       ACCOUNTING       ADJSTMENTS          MARKET

ASSETS                                        2,383,672          145,176       2,528,848
  CURRENT ASSETS                              1,526,988          (4,784)       1,522,204
    CASH AND EQUIVALENT                         430,481                -         430,481
    CREDITS                                     146,082                -         146,082
    ACCOUNTS RECEIVABLE                         521,839                -         521,839
    PROPERITY FOR SALE                          357,130                -         357,130
    ADVANCE GRANTED                              49,613                -          49,613
    RECOVERABLE TAXES                            13,054                -          13,054
    DIFFERED TAXES                                2,879                -           2,879
    RECOGNIZED SALES EXPENSES                     4,784          (4,784)               -
    OTHER                                         1,126                -           1,126

LONG TERM ASSETS                                829,462           94,357         923,819

     ACCOUNTS RECEIVABLE                        537,291                -         537,291
     PROPERTY FOR SALE                          105,403          101,741         207,144
     DIFFERED TAXES                             117,624                -         117,624
     JUDICAL DEPOSITS                            12,739                -          12,739
     RECOGNIZED SALES EXPENSES                    7,384          (7,384)               -
     RELATED PARTIES                             47,487                -           47,487
     OTHER                                        1,534                -            1,534

FIXED ASSETS                                     27,222           55,683           82,825
     INVESTMENTS                                      -                -                -
     LAND AND PROPERTIES                         21,755                -           21,755
     INTANGIBLE                                   5,467           55,603           61,070

COMPANY:          CONSTRUTORA TENDA S/A (CONSOLIDADO)
REFERENCE DATE:   30/09/09

             RELEVANTES                             VALUE (THOUSANDS REAIS)
              ACCOUNTS                       ACCOUNTING       ADJSTMENTS          MARKET

LIABILITIES                                   1,262,300           49,360       1,311,660
  CURRENT LIABILITIES                           381,886                -         381,886
    LOANS AND FINANCING                          71,585                -          71,585
    DEBENTURES                                   19,861                -          19,861
    ACCOUNTS PAYABLE                             66,536                -          66,536
    LABOR AND TAX OBLIGATIONS                    24,978                -          24,978
    TAX PAYABLE                                   2,779                -           2,779
    ADVANCE TO CLIENT                            46,764                -          46,764
    REFUSED CONTRACTS                            27,410                -          27,410
    ACCOUNTS PAYABLE REFERRED
      TO LAND ACQUISITION                        45,043                -          45,043
    DIFFERED TAXES                               52,375                -          52,375
    RELATED PARTIES                                   -                -               -
    PROVISION FOR INVESTMENT LOSSES                   -                -               -
    OTHER                                        24,555                -          24,555

   LONG TERM LIABILITIES                        880,414           49,360         929,774
    LOANS AND FINANCING                          55,584                -          55,584
    DEBENTURES                                  600,000                -         600,000
    ACCOUNTS PAYABLE REFERRED
      TO LAND ACQUISITION                        12,633                -          12,633
    PROVISION FOR CONTINGENCIES                  25,829                -          25,829
    TAXES PAYABLE                                12,882           49,360          62,242
    DIFFERED TAXES                              116,343                -          116,343
    ACCOUNTS PAYABLE - BAIRRO
       NOVO ACQUISITION                          44,637                -          44,637
    OTHER                                        12,506                -          12,506

   MINORITY INTEREST                                  -                -               -

EQUITY                                        1,121,372           95,816       1,217,188
       SHARE CAPITAL                            755,236                -         755,236
       CAPITAL RESERVE                          398,419                -         398,419
       ACCUMULATED PROFIT AND LOSSES            -32,283                -         (32,283)
       MARKET ADJUSTMENTS                                         95,816          95,816

APSIS CONSULTORIA                                                                        20
REPORT RJ-0434/09-01

                                VALUE OF TENDA'S SHARES ON BASE DATE

400,652,450 shares                                        VALUE PER SHARE
Net book value                                                R$ 2.798865
Adjustment per share                                          R$ 0.239150
Book value adjusted to market                                 R$ 3.038015

APSIS CONSULTORIA                                                                        21
REPORT RJ-0434/09-01

10. CONCLUSION

In light of the review carried out on the documentation mentioned previously and using as a basis other APSIS studies, the experts have reached the following amount per share of GAFISA and TENDA, appraised by the value Shareholders' Equity at Market Value calculated using the assets approach on
September 30, 2009:

                              GAFISA: R$ 16.315994 per ON or PN share

                                  TENDA: R$ 3.038015 per ON share

This brings Report RJ-0434/09 -01 to a close, which is composed of 25 (twenty five) typewritten sheets on one side and 4 (four) attachments and extracted on 3 (three) original copies. APSIS
Consultoria Empresarial Ltda., CREA/RJ 82.2.00620 -1 and CORECON/RJ RF/2.052 -4, a company specialized in asset appraisal, legally represented below by its directors, may be contacted if for any reason there seems to be clarifications that may be necessary.

Rio de Janeiro - November 05, 2009

[GRAPHIC OMITTED]

APSIS CONSULTORIA                                                                        22
REPORT RJ-0434/09-01

11. LIST OF ATTACHMENTS

1.   APPRAISAL CALCULATIONS

2.   APPRAISAL OF INTANGIBLE ASSETS

3.   SUPPORT DOCUMENTATION

4.   GLOSSARY AND APSIS PROFILE

i

RIO DE JANEIRO - RJ
Rua Sao Jose, 90, grupo 1802
Centro, CEP: 20010-020
Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

SAO PAULO - SP
Alameda Franca, 1467, 44
Sao Paulo - SP CEP: 01422-001
Tel.: + 55 11 2626.0510

APSIS CONSULTORIA                                                                        23
REPORT RJ-0434/09-01

                                            ATTACHMENT 1

                                                                         REPORT: RJ-0434/09-01

COMPANY:                    GAFISA S/A
REFERENCE DATE:             30/09/09
-----------------------------------------------------------------------------------------
              RELEVANTES                            VALUE (THOUSANDS REAIS)
                                                    -------------------------------------
              ACCOUNTS                              ACCOUNTING  ADJSTMENTS        MARKET
-----------------------------------------------------------------------------------------
ASSETS                                               6.931.539     524.087     7.455.626
-----------------------------------------------------------------------------------------
CORRENT ASSETS                                       4.321.581     303.236     4.624.817
CASH AND EQUIVALENT                                  1.099.687           -     1.099.687
CREDITS                                              1.718.110           -     1.718.110
CLIENTS                                              1.718.110           -     1.718.110
PROPETRIES SALED                                     1.627.327           -     1.627.327
OTHER CLIENTS                                           79.511           -        79.511
OTHER ACCOUNTS RECEIVABLE                               11.272           -        11.272
OTHER CREDITS                                                -           -             -
INVENTORIES                                          1.376.236     323.963     1.700.199
OTHER                                                  127.548     (20.727)      106.821
RECOGNIZED SALES EXPENSES                                7.205      (7.205)            -
OTHER ACCOUNTS                                          93.722           -        93.722
EXPENSES PAYED IN ADVANCE                               13.522     (13.522)
DIFFERED TAXES                                          13.099           -        13.099
LONG TERM ASSETS                                     2.351.482           -     2.351.482
FIXED ASSETS                                           258.476     220.851       479.327
INVESTMENTS                                            195.088           -       195.088
-----------------------------------------------------------------------------------------
LAND AND PROPERTIES                                     53.698           -        53.698
-----------------------------------------------------------------------------------------
                                                                         -             -
INTANGIBLE                                               9.690     220.851       230.541
-----------------------------------------------------------------------------------------
                                                                         -             -
-----------------------------------------------------------------------------------------

                                                                                1 / 4
APSIS CONSULTORIA EMPRESARIAL                                                  GAFISA

                                                                        REPORT: RJ-0434/09-01

COMPANY:                   GAFISA S/A
REFERENCE DATE:            30/09/09
----------------------------------------------------------------------------------------------
            RELEVANTES                                    VALUE (THOUSANDS REAIS)
                                           ---------------------------------------------------
            ACCOUNTS                            ACCOUNTING          ADJSTMENTS        MARKET
----------------------------------------------------------------------------------------------
LIABILITIES                                      5.148.063           178.190       5.326.253
---------------------------------------------------------------------------------------------
CURRENT LIABILITIES                              1.798.052                         1.798.052
LONG TERM LIABILITIES                            2.797.122           178.190       2.975.312
LOANS AND FINANCING                                636.639                           636.639
DEBENTURES                                       1.244.000                         1.244.000
PROVISIONS                                          59.509                            59.509
PROVISION FOR CONTINGENCIES                         59.509                            59.509
RELATED PARTY DEBT                                       -                 -               -
ADVANCE TO FUTURE CAPITAL GROWTH                     1.180                             1.180
OTHER                                              831.701           178.190       1.009.891
ADVANCE TO CLIENT                                  147.168                           147.168
DIFERRED TAXES AND CONTRIBUTION                    322.870                           322.870
OTHER ACCOUNTS PAYABLE                             361.663           178.190         539.853
FUTURE NET PROFIT RESULT                            24.093                            24.093
GOODWILL ON ACQUISITIONS OF SUBSIDIARIES            12.499                            12.499
GAIN ON SALES INVESTMENT                            11.594                            11.594
MINORITY INTEREST                                  552.889                           552.889
---------------------------------------------------------------------------------------------
EQUITY                                           1.783.476           345.897       2.129.373
---------------------------------------------------------------------------------------------
SHARE CAPITAL                                    1.215.847                         1.215.847
CAPITAL RESERVE                                    190.584                           190.584
PROFIT RESERVE                                     218.827                           218.827
ACCUMULATED PROFIT AND LOSSES                      158.218                           158.218
MARKET ADJUSTMENTS                                                   345.897         345.897
---------------------------------------------------------------------------------------------

                                                                                        2 / 4
APSIS CONSULTORIA EMPRESARIAL                                                          GAFISA

                                                                       REPORT: RJ-0434/09-01

COMPANY:            CONSTRUTORA TENDA S/A (CONSOLIDADO)
REFERENCE DATE:     30/09/09
----------------------------------------------------------------------------------------
                    RELEVANTES                       VALUE (THOUSANDS REAIS)
                                     ---------------------------------------------------
                    ACCOUNTS          ACCOUNTING       ADJSTMENTS                MARKET
----------------------------------------------------------------------------------------
ASSETS                                 2.383.672          145.176             1.991.557
----------------------------------------------------------------------------------------
CURRENT ASSETS                         1.526.988           (4.784)            1.522.204
CASH AND EQUIVALENT                      430.481                -               430.481
CREDITS                                  146.082                -               146.082
ACCOUNTS RECEIVABLE                      521.839                -               521.839
PROPERTY FOR SALE                        357.130                -               357.130
ADVANCE GRANTED                           49.613                -                49.613
RECOVERABLE TAXES                         13.054                -                13.054
DIFFERED TAXES                             2.879                -                 2.879
RECOGNIZED SALES EXPENSES                  4.784           (4.784)                    -
OTHER                                      1.126                -                 1.126
LONG TERM ASSETS                         829.462           94.357               386.528
ACCOUNTS RECEIVABLE                      537.291                -
PROPERTY FOR SALE                        105.403          101.741               207.144
DIFFERED TAXES                           117.624                -               117.624
JUDICIAL DEPOSITS                         12.739                -                12.739
RECOGNIZED SALES EXPENSES                  7.384           (7.384)                    -
RELATED PARTIES                           47.487                -                47.487
OTHER                                      1.534                -                 1.534
FIXED ASSET                               27.222           55.603                82.825
INVESTMENTS                                    -                -                     -
----------------------------------------------------------------------------------------
LAND AND PROPERTIES                       21.755                -                21.755
----------------------------------------------------------------------------------------
INTANGIBLE                                 5.467           55.603                61.070
----------------------------------------------------------------------------------------
                                                                                  3 / 4
APSIS CONSULTORIA EMPRESARIAL                                                     TENDA

                                                                    REPORT: RJ-0434/09-01

COMPANY:                 CONSTRUTORA TENDA S/A (CONSOLIDADO)
REFERENCE DATE:          30/09/09
--------------------------------------------------------------------------------------------
                          RELEVANTES                           VALUE (THOUSANDS REAIS)
                                                --------------------------------------------
                          ACCOUNTS               ACCOUNTING     ADJSTMENTS           MARKET
--------------------------------------------------------------------------------------------
LIABILITIES                                       1.262.300       49.360          1.311.660
--------------------------------------------------------------------------------------------
CURRENT LIABILITIES                                 381.886          -              381.886
LOANS AND FINANCING                                  71.585          -               71.585
DEBENTURES                                           19.861          -               19.861
ACCOUNTS PAYABLE                                     66.536          -               66.536
LABOR AND TAX OBLIGATIONS                            24.978          -               24.978
TAXES PAYABLE                                         2.779          -                2.779
ADVANCE TO CLIENT                                    46.764          -               46.764
REFUSED CONTRACTS                                    27.410          -               27.410
ACCOUNTS PAYABLE REFERRED TO LAND ACQUISITION        45.043          -               45.043
DIFFERED TAXES                                       52.375          -               52.375
RELATED PARTIES                                           -          -                    -
PROVISION FOR INVESTMENT LOSSES                           -          -                    -
OTHER                                                24.555          -               24.555
LONG TERM LIABILITIES                               880.414       49.360            929.774
LOANS AND FINANCING                                  55.584          -               55.584
DEBENTURES                                          600.000          -              600.000
ACCOUNTS PAYABLE REFERRED TO LAND ACQUISITION        12.633          -               12.633
PROVISION FOR CONTINGENCIES                          25.829          -               25.829
TAXES PAYABLE                                        12.882       49.360             62.242
DIFFERED TAXES                                      116.343          -              116.343
ACCOUNTS PAYABLE - BAIRRO NOVO ACQUISITIION          44.637          -               44.637
OTHER                                                12.506          -               12.506
MINORITY INTEREST                                         -          -                    -
--------------------------------------------------------------------------------------------
EQUITY                                            1.121.372       95.816          1.217.188
--------------------------------------------------------------------------------------------
                                                                                      4 / 4
APSIS CONSULTORIA EMPRESARIAL                                                         TENDA

ATTACHMENT 2

1. VALUATION METHODOLOGY - INTANGIBLE ASSETS

The acknowledgment of importance of intangible assets has been speedily growing, as more and more companies have been trading in view of their off-balance assets.

The valuation study of intellectual property and intangible assets does not exactly determine a specific value, but rather collect the largest amount of data and information about the business and its market, which analyzed and modeled, allows the appraiser to determine a probable number for the subject -matter under study, in view of specific features of situation and purpose studied.

All companies have a portfolio of assets, which responsable for the performance and continuation of operations, and aim to generate profits representing a satisfactory return on capital invested. Such assets are divided into three categories:

o    Monetary assets - represented by net current capital, which is the difference between current assets (cash, short-term investments, invoices receivable, inventories, etc.) and current liabilities (suppliers, accounts payable, income tax, etc.)..

o    Fixed assets (tangible assets) - are those assets, which can be swapped, that is to say, they have a physical existence. They include machinery and equipment, land, vehicles, real properties, amongst others;

o    Intangible assets and intellectual property -intangible assets are those, which do not have a physical existence, but they provide rights and privileges to their owners. They are mainly represented by client portfolios, agreements, and relationships with clients, franchising, etc.
     Intellectual property generally refers to trademarks and patents, copyrights and know-how. It represents a special classification within intangible assets, as their owner is protected by law against third parties illegal exploration of intellectual property.

APSIS CONSULTORIA
REPORT RJ-0434/09

All approaches for asset valuation start from the swap principle. Such principle presumes that a prudent buyer will not pay for a property a higher value than the acquisition cost of a property with the same usefulness.

From the swap principle, three types of approaches are defined, which can be used to determine the value of an intangible asset. For each valuation, the most appropriate approach is chosen, however they can also be used jointly. They are:

o    Market approach - it aims at comparing the asset under analysis with other similar assets recently sold or under offer;

o    Cost approach - it measures the investment necessary to reproduce a similar asset, which shows an identical capacity to generate benefits;

o    Income approach - it defines the asset value as being the current value of future benefits resulting from property rights associated with the asset.

In the specific case of valuation of GAFISA and TENDA trademarks, a derivation of income approach was chosen as methodology, recommended in industries with payment of royalties as a common practice.
This approach, known as relief-from-royalty approach, is based on the incremental cash flow after taxes derived from the fact a company is not required to pay royalties to third parties for the utilization of a certain trademark. As there is a worldwide and active market of royalties, then it is possible to dissociate the trademarks value from other less explicit intangible assets, which participate in the generation of company cash, such as goodwill. The market value (fair value) of trademarks can be attributed to the cash flow generated by such economies and than to the present value through a discount rate representing the associated risk. Since trademarks do not have a measurable life, perpetuity of the cash flow is assumed.

DISCOUNT RATE

The discount rate to be used to calculate the present value of yields determined in the projected cash flow represents the minimum profitability required by investors, considering that a company is financed by its own capital, which requires a higher yield when compared to a standard risk investment, and third-party capital.

The discount rate is calculated by the WACC (Weighted Average Cost of Capital) methodology, in which the cost of capital is determined by the weighted average market value of the capital structure components (own and third-parties capital), as described below.

APSIS CONSULTORIA
REPORT RJ-0434/09

discount rate  WACC = (Re x We) + Rd (1 -t) x Wd
Re =           cost of own capital

Rd =           cost of third-party capital

We =           percentage of own capital in the
               capital structure

Wd =           percentage of third-parties capital in
               the capital
T =            company's income tax and social
               contribution

Cost of own capital   Re = Rf + beta*(Rm - Rf) + Rp
Rf                    Risk-free rate - it is based on US Treasury annual
                      interest rate for 30-year bonds, net of the US long-
                      term inflation
Rp                    Country Risk - it represents the risk of investing in
                      an asset in a specific country when compared to a
                      similar investment in a country deemed as safe.
Rm                    Market Risk - it measures the appreciation of a
                      fully diversified stock portfolio for a 30-year
                      period
Beta                  It adjusts the market risk to the risk of a specific
                      industry
beta alavancado       It adjusts the industry beta for risk of a company.

Cost of third        Rd = Rf (*) + alfa + Rp
parties capital

Rf (*)               Risk-free rate - it is based on US Treasury annual
                     interest rate for 10-year bonds, net of the US
                     long-term inflation

Alfa                 Specific Risk - it represents the risk of
                     investing in the company under analysis.

APSIS CONSULTORIA
REPORT RJ-0434/09

2. VALUATION OF GAFISA'S TRADEMARKS

Pursuant to methodology previously described, portfolios or families of GAFISA's trademarks were selected, which are the following:

o    GAFISA

[Graphic Appears Here]

PROJECTION PREMISES - GAFISA'S TRADEMARKS:

Premises adopted for the projection of cash flow generated by royalties economies (Attachment 1), in accordance with methodology used, are detailed in chart below:

PARAMETER    PREMISES                                           LOGIC

ROYALTY      o A 3% rate p.a. was applied  o The royalty rates used in the construction industry
               to Net Operating Revenue.     are approximately 3% of the VGV. It was decided to
                                             use this rate according to current rates and other
                                             official information from construction companies
                                             (information judicially protected).

APSIS CONSULTORIA
REPORT RJ-0434/09

PARAMETER                PREMISES                               LOGIC

GENERAL SALES VALUE      o The general sales value was           o Recovery of consumer market
                           projected for each one of the           in Brazil, with economy upturn,
                           families in GAFISA:                     stabilizing after 2011.
                           GAFISA AND ALPHAVILLE
                                                                 o An annual VGV variation was
                                                                   considered in the projections,
                                                                   based on estimates provided
                                                                   in management reports of the
                                                                   company.

                                                                 o The values adopted are based on
                                                                   estimated potential release of
                                                                   land already acquired and do not
                                                                   represent any kind of indication
                                                                   of the plan or business potential.

ROYALTIES SAVINGS        o NOR of each trademark x 2.0% x        o Demonstration of savings
                           (1 -34%) - which is income tax +        generated by each trademark.
                           social contribution rate applicable.

DETERMINATION OF DISCOUNT RATE

It was calculated by WACC methodology - Weighted Average Cost of Capital, model in which capital cost is determined by the weighted average market value of the capital structure components (own capital and of third parties), the real discount rate with constant currency in Brazil of 9.3% p.a.

TRADEMARKS VALUE

From the Cash Flow of savings generated from the non-payment of royalty of each own trademark projected for the next 07 years, discounted savings at present value, by using the real discount rate outlined in to previous item, we reached the following values for each own trademark:

      GAFISA'S BRAND VALUE (R$ millions)
      discount rate (p.a.)                                      9.3%
          GAFISA'S BRAND VALUE (R$ millions)              $   166.24
          AUSA'S BRAND VALUE (R$ millions)                $    54.61
                                   TOTAL                  $   220.85

APSIS CONSULTORIA
REPORT RJ-0434/09

3. VALUATION OF TENDA'S TRADEMARKS

Pursuant to methodology outlined previously mentioned, portfolio of TENDA's trademarks was selected, which is the following:

o    TENDA

[GRAPHIC OMITTED]

PROJECTION PREMISES ' TENDA'S TRADEMARKS

PARAMETER            PREMISES
ROYALTY              o A 3% rate p.a. was applied on Net Operating Revenue.

GENERAL SALES VALUE  o The general sales value was projected for each one of the families in
                       TENDA.

ROYALTIES SAVINGS    o NOR of each trademark x 2.0% x (1 -34%) - which is income tax + social contribution rate applicable.

LOGIC
   o  The royalty rates used in the construction industry are approximately 3% of the VGV. It was decided to use this
      rate
      according to current rates and extra official
      information from
      construction companies (information judicially
      protected).

   o  Recovery of consumer market in Brazil, with economy
      upturn, stabilizing after 2011.

   o  An annual VGV variation was considered in the
      projections, based on estimates provided in management reports of the company.
   o  The values adopted are based on estimated potential
      release of land already acquired and do not represent any kind of indication of the plan or business potential.

   o  Demonstration of savings generated by each trademark.

APSIS CONSULTORIA
REPORT RJ-0434/09

DETERMINATION OF DISCOUNT RATE

It was calculated by WACC methodology - Weighted Average Cost of Capital, model in which capital cost is determined by the weighted average market value of the capital structure components (own capital and of third parties), the real discount rate with constant currency in Brazil of 9.3% p.a.

TRADEMARKS VALUE

From the Cash Flow of savings generated from the non-payment of royalties of each trademark projected for the next 07 years, discounted to at present value by using the real discount rate outlined in previous item, we reached the following values for each trademark:

TENDA'S BRAND VALUE (R$ millions)
discount rate (p.a.)                                 9.3%
TENDA'S BRAND VALUE (R$ millions)              $   55.60

APSIS CONSULTORIA
REPORT RJ-0434/09

GAFISA/AUSA                                                   REPORT RJ-0434/09-01
                                                             BASE DATE: 09/30/2009

                           2009           2010     2011    2012    2013    20142015
 LANDBANK PROJECTS *
 VGV (R$ MILLIONS)         606   1,520    1,633   1,416     650     346       894
 Project 1                  71       -        -       -       -       -         -
 Project 2                  18       -        -       -       -       -         -
 Project 3                  71       -        -       -       -       -         -
 Project 4                  15       -        -       -       -       -         -
 Project 5                  24       -        -       -       -       -         -
 Project 6                 113       -        -       -       -       -         -
 Project 7                  17       -        -       -       -       -         -
 Project 8                  37       -        -       -       -       -         -
 Project 9                  31       -        -       -       -       -         -
 Project 10                 20       -        -       -       -       -         -
 Project 11                 12       -        -       -       -       -         -
 Project 12                179       -        -       -       -       -         -
 Project 13                  -      65        -       -       -       -         -
 Project 14                  -       7        -       -       -       -         -
 Project 15                  -      46        -       -       -       -         -
 Project 16                  -      67        -       -       -       -         -
 Project 17                  -      26        -       -       -       -         -
 Project 18                  -      35        -       -       -       -         -
 Project 19                  -      71        -       -       -       -         -
 Project 20                  -      95        -       -       -       -         -
 Project 21                  -      44        -       -       -       -         -
 Project 22                  -      51        -       -       -       -         -
 Project 23                  -      58        -       -       -       -         -
 Project 24                  -      22        -       -       -       -         -
 Project 25                  -      50        -       -       -       -         -
 Project 26                  -      93        -       -       -       -         -
 Project 27                  -      74        -       -       -       -         -
 Project 28                  -      54        -       -       -       -         -
 Project 29                  -      24        -       -       -       -         -
 Project 30                  -      51        -       -       -       -         -
 Project 31                  -      78        -       -       -       -         -
 Project 32                  -     115        -       -       -       -         -
 Project 33                  -      43        -       -       -       -         -
 Project 34                  -      41        -       -       -       -         -
 Project 35                  -      36        -       -       -       -         -
 Project 36                  -      61        -       -       -       -         -
 Project 37                  -      52        -       -       -       -         -
 Project 38                  -      64        -       -       -       -         -
 Project 39                  -      34        -       -       -       -         -
 Project 40                  -      29        -       -       -       -         -
 Project 41                  -      33        -       -       -       -         -
 Project 42                  -       -        5       -       -       -         -
 Project 43                  -       -       46       -       -       -         -
 Project 44                  -       -       25       -       -       -         -
 Project 45                  -       -       44       -       -       -         -

                                                            FUTURE PROJECTS - GAFISA
Apsis Consultoria Empresarial Ltda.                                            1 / 7

GAFISA/AUSA                                                   REPORT RJ-0434/09-01
                                                              BASE DATE: 09/30/2009

                               2009    2010    2011     2012     2013    2014    2015
                 LANDBANK
                 PROJECTS *
Project 46                          -       -      43       --       -         -
Project 47                          -       -      10       --       -         -
Project 48                          -       -      35       --       -         -
Project 49                          -       -      29       --       -         -
Project 50                          -       -      24       --       -         -
Project 51                          -       -      48       --       -         -
Project 52                          -       -      34       --       -         -
Project 53                          -       -      33       --       -         -
Project 54                          -       -     140       --       -         -
Project 55                          -       -      45       --       -         -
Project 56                          -       -      89       --       -         -
Project 57                          -       -      52       --       -         -
Project 58                          -       -      45       --       -         -
Project 59                          -       -      53       --       -         -
Project 60                          -       -      50       --       -         -
Project 61                          -       -      92       --       -         -
Project 62                          -       -      79       --       -         -
Project 63                          -       -      29       --       -         -
Project 64                          -       -      25       --       -         -
Project 65                          -       -     179       --       -         -
Project 66                          -       -      43       --       -         -
Project 67                          -       -      54       --       -         -
Project 68                          -       -      47       --       -         -
Project 69                          -       -      23       --       -         -
Project 70                          -       -      99       --       -         -
Project 71                          -       -      44       --       -         -
Project 72                          -       -      35       --       -         -
Project 73                          -       -      36       --       -         -
Project 74                          -       -       -      10-       -         -
Project 75                          -       -       -      10-       -         -
Project 76                          -       -       -      22-       -         -
Project 77                          -       -       -      28-       -         -
Project 78                          -       -       -      43-       -         -
Project 79                          -       -       -      85-       -         -
Project 80                          -       -       -      34-       -         -
Project 81                          -       -       -      64-       -         -
Project 82                          -       -       -      16-       -         -
Project 83                          -       -       -      52-       -         -
Project 84                          -       -       -      37-       -         -
Project 85                          -       -       -     111-       -         -
Project 86                          -       -       -      50-       -         -
Project 87                          -       -       -      53-       -         -
Project 88                          -       -       -      63-       -         -
Project 89                          -       -       -      56-       -         -
Project 90                          -       -       -      43-       -         -
Project 91                          -       -       -      94-       -         -

                                                            FUTURE PROJECTS - GAFISA
Apsis Consultoria Empresarial Ltda.                                            2 / 7

GAFISA/AUSA                                                 REPORT RJ-0434/09-01
                                                           BASE DATE: 09/30/2009

                             2009      2010    2011    2012    2013     2014   2015
LANDBANK PROJECTS *
Project 92                       -        -       -     209       -         -     -
Project 93                       -        -       -      53       -         -     -
Project 94                       -        -       -      55       -         -     -
Project 95                       -        -       -      50       -         -     -
Project 96                       -        -       -      99       -         -     -
Project 97                       -        -       -      51       -         -     -
Project 98                       -        -       -      25       -         -     -
Project 99                       -        -       -       -       7         -     -
Project 100                      -        -       -       -     114         -     -
Project 101                      -        -       -       -      19         -     -
Project 102                      -        -       -       -      36         -     -
Project 103                      -        -       -       -      52         -     -
Project 104                      -        -       -       -      54         -     -
Project 105                      -        -       -       -      42         -     -
Project 106                      -        -       -       -      22         -     -
Project 107                      -        -       -       -      85         -     -
Project 108                      -        -       -       -      21         -     -
Project 109                      -        -       -       -      64         -     -
Project 110                      -        -       -       -      54         -     -
Project 111                      -        -       -       -      50         -     -
Project 112                      -        -       -       -      29         -     -
Project 113                      -        -       -       -       -       208     -
Project 114                      -        -       -       -       -        87     -
Project 115                      -        -       -       -       -        50     -
Project 116                      -        -       -       -       -         -    51
Project 117                      -        -       -       -       -         -    13
Project 118                      -        -       -       -       -         -   233
Project 119                      -        -       -       -       -         -    14
Project 120                      -        -       -       -       -         -   104
Project 121                      -        -       -       -       -         -    62
Project 122                      -        -       -       -       -         -   417
*  The name of the projects are not disclosed due to confidentiality.

                                                        FUTURE PROJECTS - GAFISA
                                                                           3 / 7

Apsis Consultoria Empresarial Ltda.

GAFISA/AUSA                                                         REPORT RJ-0434/09-01
                                                                   BASE DATE: 09/30/2009
                             2009    2010     2011    2012                  2013
 LANDBANK PROJECTS *
 VGV (R$ MILLIONS)           351     751      741     819                    685
 Project 1                    43
 Project 2                   109
 Project 3                     8
 Project 4                    44
 Project 5                    28
 Project 6                    16
 Project 7                    56
 Project 8                    18
 Project 9                    21
 Project 10                    8
 Project 11                           64
 Project 12                           76
 Project 13                           67
 Project 14                           65
 Project 15                           20
 Project 16                           26
 Project 17                           57
 Project 18                           53
 Project 19                           26
 Project 20                           24
 Project 21                           39
 Project 22                           36
 Project 23                           20
 Project 24                           37
 Project 25                          116
 Project 26                           25
 Project 27                                   558
 Project 28                                    89
 Project 29                                    70
 Project 30                                    24
 Project 31                                           682
 Project 32                                           111
 Project 33                                             0
 Project 34                                            25
 Project 35                                                                  390
 Project 36                                                                   26
 Project 37                                                                   41
 Project 38                                                                   25
 Project 39                                                                   61
 Project 40                                                                   31
 Project 41                                                                   76
 Project 42                                                                   35
 *  The name of the projects are not disclosed due to
 confidentiality.

                                                               FUTURE PROJECTS - AUSA
Apsis Consultoria Empresarial Ltda.                                             4 / 7

GAFISA/AUSA                           REPORT RJ-0434/09 -01
                                      BASE DATE: 09/30/2009

                                                                       ROYALTY RATE
                 COMPANIES   LICENCE OBJECT        INDUSTRY            (% REVENUES)

CENTURY 21 REAL STATE CORP   CENTURY 21      INCORPORACAO / CONSTRUCAO      3.00%
                    INTERO   MARCA INTERO    INCORPORACAO / CONSTRUCAO      3.00%

                                                                          ROYALTIES
                                                                                5 / 7

Apsis Consultoria Empresarial Ltda.

GAFISA/AUSA                                             REPORT RJ-0434/09-01
                                                       BASE DATE: 09/30/2009

       NET EQUITY COST
     RISK FREE RATE (Rf)                                           4.0%
             BETA                                                 0.89
        LEVERAGED BETA                                            1.07
MARKET RISK PREMIUM (Rm - Rf)                                      5.7%
         SIZE PREMIUM                                              3.7%
         BRAZIL RISK                                               2.3%
            Re (=)                                                16.2%
         COST OF DEBT
     RISK FREE RATE (Rf*)                                          3.3%
    SPECIFIC RISK (ALPHA)                                          3.4%
         BRAZIL RISK                                               2.3%
            Rd (=)                                                 9.1%
   PROJECTED USA INFLATION                                         2.0%
             WACC
       NET EQUITY COST                                            16.2%
         COST OF DEBT                                              9.1%
 NOMINAL DISCOUNT RATE ( = )                                      13.8%
   REAL DISCOUNT RATE ( = )                                        9.3%

                                                       TAXA DE DESCONTO
Apsis Consultoria Empresarial Ltda.                               6 / 7

GAFISA/AUSA REPORT RJ-0434/09 -01 BASE DATE: 09/30/2009

             FUTURE VGV       ANO 1     ANO 2     ANO 3     ANO 4  ANO 5  ANO 6  ANO 7
             R$ Millions
VGV - NON LAUNCHED
       PROJECTS - GAFISA     605.71  1,519.89  1,633.44  1,415.95 649.70 346.31 893.77
 VGV - NON LAUNCHED
       PROJECTS - AUSA       351.00    751.00    741.04    818.92 685.00      -      -
         Royalties Savings -
         after tax            18.94     44.96     47.01     44.25  26.43   6.86  17.70
                 GAFISA BRAND 11.99     30.09     32.34     28.04  12.86   6.86  17.70
                 AUSA BRAND    6.95     14.87     14.67     16.21  13.56      -      -
                 used royalty      3%   premiss: royalty equivalent to the one
                                        negociated by companies from the same industry

    GAFISA'S BRAND VALUE (R$ millions)
                  discount rate (p.a.)                      9.3%
    GAFISA'S BRAND VALUE (R$ millions)                 $ 166.24
      AUSA'S BRAND VALUE (R$ millions)                 $  54.61
                                 TOTAL                 $ 220.85

                                                                ROYALTY SAVINGS
                                                                          7 / 7

Apsis Consultoria Empresarial Ltda.

TENDA                                                               REPORT RJ-0434/09-01
                                                                   BASE DATE: 09/30/2009

                             2010    2011     2012    2013     2014       2015     2016
LANDBANK PROJECTS
VGV (R$ MILLIONS)           1.336     705      308     308      308        308      308
Project 1                     483     255      111     111      111        111      111
Project 2                      99      52       23      23       23         23       23
Project 3                      75      40       17      17       17         17       17
Project 4                      29      15        7       7        7          7        7
Project 5                      35      18        8       8        8          8        8
Project 6                      81      43       19      19       19         19       19
Project 7                     157      83       36      36       36         36       36
Project 8                     102      54       24      24       24         24       24
Project 9                      53      28       12      12       12         12       12
Project 10                    221     117       51      51       51         51       51
Project 11                      -       -        -       -        -          -        -
Project 12                      -       -        -       -        -          -        -
*  The name of the projects are not disclosed due to confidentiality.

                                                                         FUTURE PROJECTS
                                                                                   1 / 4

Apsis Consultoria Empresarial Ltda.

TENDA                                                               REPORT RJ-0434/09 -01
                                                                    BASE DATE: 09/30/2009

                                                                         ROYALTY RATE
                 COMPANIES   LICENCE OBJECT      INDUSTRY                (% REVENUES)
CENTURY 21 REAL STATE CORP     CENTURY 21    INCORPORACAO / CONSTRUCAO     3,00%
                    INTERO   MARCA INTERO    INCORPORACAO / CONSTRUCAO     3,00%

                                                                               ROYALTIES
                                                                                   2 / 4

Apsis Consultoria Empresarial Ltda.

TENDA                                                               REPORT RJ-0434/09 -01
                                                                    BASE DATE: 09/30/2009

          NET EQUITY COST
        RISK FREE RATE (Rf)                               4,0%
                BETA                                     0,89
           LEVERAGED BETA                                1,07
   MARKET RISK PREMIUM (Rm - Rf)                          5,7%
            SIZE PREMIUM                                  3,7%
            BRAZIL RISK                                   2,3%
               Re (=)                                    16,2%
            COST OF DEBT
        RISK FREE RATE (Rf*)                              3,3%
       SPECIFIC RISK (ALPHA)                              3,4%
            BRAZIL RISK                                   2,3%
               Rd (=)                                     9,1%
      PROJECTED USA INFLATION                             2,0%
                WACC
          NET EQUITY COST                                16,2%
            COST OF DEBT                                  9,1%
    NOMINAL DISCOUNT RATE ( = )                          13,8%
      REAL DISCOUNT RATE ( = )                            9,3%

                                              TAXA DE DESCONTO
Apsis Consultoria Empresarial Ltda.                      3 / 4

TENDA                                                     REPORT RJ-0434/09-01
                                                         BASE DATE: 09/30/2009

             FUTURE VGV           YEAR 1  YEAR 2  YEAR 3  YEAR 4  YEAR 5  YEAR 6 YEAR 7
            R$ Millions
VGV - NON LAUNCHED
       PROJECTS - TENDA         1.336,19  704,78  307,94  307,94  307,94  307,94 307,94
          Royalties Savings -
                    after tax      26,46   13,95    6,10    6,10    6,10    6,10   6,10
                  TENDA BRAND      26,46   13,95    6,10    6,10    6,10    6,10   6,10

                 used royalty      0%     premiss: royalty equivalent to the one
                                          negociated by companies from the same industry

       TENDA'S BRAND VALUE (R$ millions)
                    discount rate (p.a.)                     9,3%
       TENDA'S BRAND VALUE (R$ millions)                $  55,60

                                                              ROYALTY SAVINGS
                                                                        4 / 4

Apsis Consultoria Empresarial Ltda.

ATTACHMENT 3

Code              Description                                   30/9/2009   30/6/2009
1                 Total Assets                                  2.383.672   2.295.602
1.01              Current Assets                                1.521.335   1.192.258
1.01.01           Cash and Cash Equivalents                       574.563     656.924
1.01.01.01        Cash and Banks                                  492.233     596.448
1.01.01.02        Financial Investments                            82.330      60.476
1.01.02           Credits                                         521.839     177.048
1.01.02.01        Clients                                         521.839     177.048
1.01.02.02        Other Receivables                                     0           0
1.01.03           Inventory                                       357.130     301.471
1.01.03.01        Properties for sale                             357.130     301.471
1.01.04           Other                                            67.803      56.815
1.01.04.01        Advances rendered                                44.892      36.533
1.01.04.02        Taxes to recover                                 13.054       8.969
1.01.04.03        Deferred taxes                                    2.879       2.879
1.01.04.04        Deferred selling expenses                         4.784       4.567
1.01.04.05        Other receivables                                 2.194       3.867
1.01.04.06        Despesas Antecipadas                                  0           0
1.02              Non Current Assets                              862.337   1.103.344
1.02.01           Long Term Receivables                           835.115   1.076.841
1.02.01.01        Sundry Credits                                  537.291     718.989
1.02.01.01.01     Receivables from clients of developme           537.291     718.989
1.02.01.02        Credits w ith Related Parties                    46.419      41.177
1.02.01.02.01     Associated companies                             46.419      41.177
1.02.01.02.02     Subsidiaries                                          0           0
1.02.01.02.03     Other Related Parties                                 0           0
1.02.01.03        Other                                           251.405     316.675
1.02.01.03.01     Properties for sale                             105.403     191.184
1.02.01.03.02     Deferred taxes                                  117.624     108.758
1.02.01.03.03     Escrow deposit                                    8.250       9.623
1.02.01.03.04     Deferred selling expenses                         7.384       5.876
1.02.01.03.05     Other receivables                                12.744       1.234
1.02.02           Permanent Assets                                 27.222      26.503
1.02.02.01        Investments                                           0           0
1.02.02.01.01     Interest in associated and similar comp               0           0
1.02.02.01.02     Interest in Subsidiaries                              0           0
1.02.02.01.03     Other investments                                     0           0
1.02.02.02        Property and equipment                           21.755      22.208
1.02.02.03        Intangible assets                                 5.467       4.295
1.02.02.04        Deferred charges                                      0           0

Code              Description                                    30/9/2009   30/6/2009
2                 Total Liabilities and Shareholders' equity     2.383.672   2.295.602
2.01              Current Liabilities                              381.886     317.207
2.01.01           Loans and Financing                               71.585      85.731
2.01.02           Debentures                                        19.861       7.514
2.01.03           Suppliers                                         66.536      36.831
2.01.04           Taxes, charges and contributions                  80.132      51.905
2.01.04.01        Payroll, profit sharing and related charges       24.978      21.008
2.01.04.02        Deferred taxes                                     2.779       2.738
2.01.04.03        Deferred taxes                                    52.375      28.159
2.01.05           Dividends Payable                                      0           0
2.01.06           Provisions                                             0           0
2.01.07           Accounts payable to related parties                4.097       1.749
2.01.08           Other                                            139.675     133.477
2.01.08.01        Advances from customers                           46.764      52.287
2.01.08.02        Distrates to pay                                  27.410      27.056
2.01.08.03        Land Payable                                      45.043      52.328
2.01.08.05        Other liabilities                                 20.458       1.806
2.02              Non Current Liabilities                          880.413     877.175
2.02.01           Long Term Liabilities                            880.413     877.175
2.02.01.01        Loans and Financing                               55.584      63.326
2.02.01.02        Debentures                                       600.000     600.000
2.02.01.03        Provisions                                        25.829      26.795
2.02.01.03.01     Provision for contingencies                       25.829      26.795
2.02.01.04        Accounts payable to related parties                    0           0
2.02.01.05        Advance for future capital increase                    0           0
2.02.01.06        Other                                            199.000     187.054
2.02.01.06.01     Land Payable                                      12.633       7.554
2.02.01.06.03     Tributos a pagar                                  12.882      14.871
2.02.01.06.04     Tributos Diferidos                               116.343     114.200
2.02.01.06.05     Other liabilities                                 12.505       8.597
2.02.01.06.06     Contas a Pagar Aquisicao Societaria               44.637      41.832
2.03              Results from future exercise                           0           0
2.04              Minority Interests                                     0          29
2.05              Shareholders' equity                           1.121.373   1.101.191
2.05.01           Paid-in capital stock                            755.236     755.236
2.05.02           Capital Stock                                    376.470     377.553
2.05.03           Revaluation reserves                                   0           0
2.05.03.01        Ow n assets                                            0           0
2.05.03.02        Subsidiaries/ Associated and similar Compan            0           0
2.05.04           Revenue reserves                                       0           0
2.05.04.01        Legal                                                  0           0
2.05.04.02        Statutory                                              0           0
2.05.04.03        For Contingencies                                      0           0
2.05.04.04        Unrealized profits                                     0           0
2.05.04.05        Retained earnings                                      0           0
2.05.04.06        Special reserve for undistributed dividends            0           0
2.05.04.07        Other revenue reserves                                 0           0
2.05.05           Adjustments to Assets Valuation                        0           0
2.05.05.01        Securities Adjustments                                 0           0
2.05.05.02        Cumulative Translation Adjustments                     0           0
2.05.05.03        Business Combination Adjustments                       0           0
2.05.06           Retained earnings/accumulated losses             -10.333     -31.598
2.05.07           Advances for future capital increase                   0           0

Code              Description                                   30/9/2009      30/6/2009

                1 Total Assets                                  6.931.539      6.435.538
1.01              Current Assets                                4.321.581      3.412.196
1.01.01           Cash and Cash Equivalents                     1.099.687      1.056.312
1.01.01.01        Cash and Banks                                  215.133        129.543
1.01.01.02        Financial Investments                           884.554        926.769
1.01.02           Credits                                       1.718.110        989.326
1.01.02.01        Clients                                       1.718.110        989.326
1.01.02.01.01     Receivables from clients of developments      1.627.327        921.766
1.01.02.01.02     Receivables from clients of construction
                    and services rendered                          79.511         60.164
1.01.02.01.03     Other Receivables                                11.272          7.396
1.01.02.02        Sundry Credits                                        0              0
1.01.03           Inventory                                     1.376.236      1.250.203
1.01.03.01        Properties for sale                           1.376.236      1.250.203
1.01.04           Other                                           127.548        116.355
1.01.04.01        Deferred selling expenses                         7.205         13.237
1.01.04.02        Other receivables                                93.722         78.141
1.01.04.03        Prepaid expenses                                 13.522         22.098
1.01.04.04        Deferred taxes                                   13.099          2.879
1.02              Non Current Assets                            2.609.958      3.023.342
1.02.01           Long Term Receivables                         2.351.482      2.770.823
1.02.01.01        Sundry Credits                                2.048.496      2.463.722
1.02.01.01.01     Receivables from clients of developments      1.662.300      1.924.000
1.02.01.01.02     Properties for sale                             386.196        539.722
1.02.01.02        Credits with Related Parties                          0              0
1.02.01.02.01     Associated companies                                  0              0
1.02.01.02.02     Subsidiaries                                          0              0
1.02.01.02.03     Other Related Parties                                 0              0
1.02.01.03        Other                                           302.986        307.101
1.02.01.03.01     Deferred taxes                                  250.846        227.848
1.02.01.03.02     Other receivables                                49.651         32.323
1.02.01.03.03     Dividends receivable                                  0              0
1.02.01.03.04     Escrow deposit                                    2.489         46.930
1.02.02           Permanent Assets                                258.476        252.519
1.02.02.01        Investments                                     195.088        195.088
1.02.02.01.01     Interest in associated and similar companies          0              0
1.02.02.01.02     Interest in Subsidiaries                              0              0
1.02.02.01.03     Other investments                                     0              0
1.02.02.01.06     Goodwill                                        195.088        195.088
1.02.02.02        Property and equipment                           53.698         49.126
1.02.02.03        Intangible assets                                 9.690          8.305
1.02.02.04        Deferred charges                                      0              0

Codigo da Conta     Descricao da Conta                               30/9/2009   30/6/2009

                  2 Total Liabilities and Shareholders' equity       6.931.539   6.435.538
2.01                Current Liabilities                              1.798.052   1.506.543
2.01.01             Loans and Financing                                570.307     388.671
2.01.02             Debentures                                          80.781     113.902
2.01.03             Suppliers                                          194.302     155.701
2.01.04             Taxes, charges and contributions                   132.216     120.624
2.01.05             Dividends Payable                                   26.106      26.106
2.01.06             Provisions                                          10.512       9.437
2.01.06.01          Provision for contingencies                         10.512       9.437
2.01.07             Accounts payable to related parties                      0           0
2.01.08             Other                                              783.828     692.102
2.01.08.01          Obligations for purchase of real estate and ad     488.935     489.656
2.01.08.02          Payroll, profit sharing and related charges         61.206      71.159
2.01.08.03          Other liabilities                                  181.312     103.128
2.01.08.04          Impostos e Contribuicoes Diferidos                  52.375      28.159
2.02                Deferred taxes                                   2.773.029   2.584.853
2.02.01             Non Current Liabilities                          2.773.029   2.584.853
2.02.01.01          Loans and Financing                                636.639     746.180
2.02.01.02          Debentures                                       1.244.000     994.000
2.02.01.03          Provisions                                          59.509      67.532
2.02.01.03.01       Provisions for contingencies                        59.509      67.532
2.02.01.04          Accounts payable to related parties                      0           0
2.02.01.05          Advance for future capital increase                  1.180         817
2.02.01.06          Other                                              831.701     776.324
2.02.01.06.01       Obligations for purchase of real estate and ad     147.168     140.439
2.02.01.06.02       Deferred taxes                                     322.870     276.582
2.02.01.06.03       Other liabilities                                  361.663     359.303
2.03                Resultados de Exercicios Futuros                    24.093      79.802
2.03.01             Negative goodwill on acquisition of subsidiari      12.499      15.608
2.03.02             Amortization of gain on partial sale of Fit Resi    11.594      64.194
2.04                Minority Interests                                 552.889     547.094
2.05                Shareholders' equity                             1.783.476   1.717.246
2.05.01             Paid-in capital stock                            1.215.847   1.214.529
2.05.01.01          Capital Stock                                    1.233.897   1.232.579
2.05.01.02          Treasury shares                                    -18.050     -18.050
2.05.02             Capital Reserves                                   190.584     189.389
2.05.03             Revaluation reserves                                     0           0
2.05.03.01          Own assets                                               0           0
2.05.03.02          Subsidiaries/ Associated and similar Compani             0           0
2.05.04             Revenue reserves                                   218.827     218.827
2.05.04.01          Legal                                               21.081      21.081
2.05.04.02          Statutory                                          159.213     159.213
2.05.04.03          For Contingencies                                        0           0
2.05.04.04          Unrealized profits                                       0           0
2.05.04.05          Retained earnings                                   38.533      38.533
2.05.04.06          Special reserve for undistributed dividends              0           0
2.05.04.07          Other revenue reserves                                   0           0
2.05.05             Adjustments to Assets Valuation                          0           0
2.05.05.01          Securities Adjustments                                   0           0
2.05.05.02          Cumulative Translation Adjustments                       0           0
2.05.05.03          Business Combination Adjustments                         0           0
2.05.06             Retained earnings/accumulated losses               158.218      94.501
2.05.07             Advances for future capital increase                     0           0

ATTACHMENT 4

GLOSSARY

ASSETS APPROACH - valuation methodology in which all assets and liabilities (including unregistered ones) have their value adjusted according to their market values.

BETA - measurement of a stock systematic risk, price trend of a certain stock to be related to changes in a certain index.

BUSINESS RISK - uncertainty level for realizing future returns expected for the business, which do not result from financial leverage.

CAPITAL STRUCTURE - breakdown of the capital invested in a company, including own capital (equity)
and third-party capital (indebtedness) .

CAPITALIZATION - conversion of a simple period of economic benefits into value.

CAPITALIZATION RATE - any divisor used for converting economic benefits into value in a simple period.

CAPM - Capital Asset Pricing Model - model in which the cost of capital for any stock or group of stocks is equivalent to the risk-free rate added to a risk premium, provided by the systematic risk of the stock or group of stocks under analysis.

CASH FLOW - cash generated by an asset, group of assets or company during a certain period of time.
Usually, such term is complemented by a qualification, depending on the context (operating, non-operating, etc)

COMPANY - commercial, industrial, service or investment entity performing an economic entity.

CONSTRUCTION EQUIVALENT AREA - constructed area on which the corresponding construction unit cost equivalence is applied, as provided by the principles of NB-140 of ABNT (Brazilian Association of
Technical Rules).

CONTROL - power to direct the company's management.

CONTROLLING PREMIUM - value or percentage of a controlling stocks pro rata value over the non-controlling stocks pro rata value, which reflect controlling power.

COST OF CAPITAL - expected return rate required by the market for attracting funds for a determined investment.

CURRENT VALUE - value for replacing an existing asset for a new one, depreciated according its physical conditions.

DISCOUNT FOR LACK OF CONTROL - value or percentage deducted from the 100%-pro rata value of a company value, which reflects the lack of part or whole control.

DISCOUNT FOR LACK OF LIQUIDITY - value or percentage deducted from the 100% pro rata value of a company value, which reflects the lack of liquidity.

DISCOUNT RATE - any divisor used for converting a future economic benefit flow into present value.

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

ECONOMIC BENEFIT - benefits such as revenues, net income, net cash flow, etc.

ELECTRIC DAMAGE VALUE - estimation of the cost for repairing or replacing the parts of an asset in case of electric damage. Values are scheduled in percentages of the Replacing Value and were calculated through manual analysis of the equipment and the repairing maintenance expertise of
APSIS' technicians.

APSIS CONSULTORIA                                                              1

FAIR MARKET VALUE - value for which a certain asset changes ownership between a potential seller and a potential buyer, when both parties are aware of relevant facts and none of them are under pressure to make the deal.

GOODWILL - intangible asset referring to name, reputation, client portfolio, loyalty, localization and other similar items that cannot be identified separately.

HOMOGENIZED AREA - usable, private or constructed area with mathematical treatments for valuation purposes, according to criteria set forth by APSIS, based on the real state market.

INCOME APPROACH - valuation methodology by converting to present value expected economic benefits.

INSURANCE MAXIMUM VALUE - the maximum value of an asset for which it is advisable to insure it. Such criterion establishes that the asset which depreciation is higher than 50% should have a Insurance
Maximum Value equivalent to twice the Current Value; and, an asset which depreciation is lower than
50%, should have a Insurance Maximum Value equivalent to the Replacing Value.

INSURANCE VALUE - the value for which the insurance company assumes the risks, excluding land and foundations, except in special cases.

INTANGIBLE ASSETS - non-physical assets such as brands, patents, rights, contracts, industrial secrets that provide the owner with rights and values.

INTERNAL RETURN RATE - discount rate in which the present value of the future cash flow is equivalent to the investment cost.

INVESTED CAPITAL - sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debts with short and long term interest to be specified in the valuation context.

INVESTED CAPITAL CASH FLOW - cash flow generated by the company to be reverted to financers
(interests and amortizations) and shareholders (dividends) after operating costs and expenses and capital expenditures.

INVESTMENT VALUE - value for a particular investor, based on particular interests for a certain asset such as synergy with other companies of a investor, different perceptions of risk and future performances, etc.

ISSUE DATE - date on which the valuation report is issued, when valuation conclusions are presented to the client.

LEVERAGED BETA - beta value reflecting the indebtedness in the capital structure.

LIQUIDATION VALUE - the value of a sale in the market, out of its original productive process. In other words, it is the value that would be verified in case the asset was deactivated and put up for sale separately, considering costs of disassembly or demolition (in case of real estate), storage and transportation.

LIQUIDITY - capacity to rapidly convert a certain asset into cash or into a debt payment.

MARKET APPROACH - valuation methodology, which utilizes multiples that result from the sale price of similar assets.

MARKET NET EQUITY - see assets approach.

MULTIPLE - market value of a company, stock or invested capital, divided by a company's measurement
(revenues, income, client volume, etc.).

NON-OPERATING ASSETS - assets that are not directly related to the company operating activity
(whether they generate revenue or not) and that may be sold without affecting its operation.

APSIS CONSULTORIA                                                                        2

OPERATING ASSETS - assets that are necessary for the company's operations.

PERPETUITY VALUE - value at the end of the projective period to be added to the cash flow.

PRESENT VALUE - value of a future economic benefit on a specific date, calculated by the application of a discount rate.

PRIVATE AREA - usable area including building elements (such as walls, columns, etc.) and elevators hall (in some cases).

REFERENCE DATE - specific date (day, month and year) to apply the valuation.

RESIDUAL VALUE - the value of a new or old asset projected for a certain date, limited to the date on which such asset turns into scrap, considering that during such period of time, the asset will be operating.

REPLACING VALUE (FOR A NEW ASSET) - value based on the price (usually at market current prices) or replacing an asset for a new equal or similar one.

SCRAP VALUE - the asset value at the end of its useful life, considering its disassembly or demolition value (in case of real estate), storage and transportation.

SUPPORTING DOCUMENTATION - discount rate is a return rate used to convert into present value a payable or receivable amount.

TANGIBLE ASSETS - physical assets such as lands, constructions, machines and equipment, furniture and appliances, etc.

USEFUL AREA - usable area of real estate, measured by the internal face of its walls.

USEFUL LIFE - period of time during which an asset may generate economic benefits

VALUATION - act or process through which the value of a company, stock interest or other asset is determined.

VALUATION METHODOLOGY - the approaches used for preparing value calculations in order to indicate the value of a company, stock interest or other asset.

VALUE - price denominated in monetary quantity.

WACC (Weighted Average Cost of Capital) - model in which the cost of capital is determined by the weighted average of the value.

APSIS CONSULTORIA                                                                       3

[GRAPHIC OMITTED]

APPRAISAL REPORT

RJ-0435/09 -01
1/2 COPIES

[GRAPHIC OMITTED]

REPORT                  RJ-0435/09-01

REFERENCE DATE:         September 30, 2009

REQUESTED BY:           GAFISA S/A, with head office located on Avenue Nacoes Unidas, 8.501,
                        19(degree) floor Pinheiros, in the city of Sao Paulo, SP, registered with the General Roster of Corporate Taxpayers (CNPJ) under no., n(0)
                        01,545,826/0001-07, hereinafter called GAFISA.

OBJECT:                 Common Stocks of CONSTRUCTION TENDA S/A, with head office located on Avenue
                        Engenheiro Luiz Carlos Berrini, 1.376, 9(0) floor, Brooklin, , in the city of Sao Paulo, SP, registered with the General Roster of Corporate Taxpayers
                        (CNPJ) under no., n(0) 71,476,527/0001-35, hereinafter called TENDA.

PURPOSE:                Verify the book value of TENDA~s shares, in the terms described in article
                        8(0) of the Law n(0) 6,404/76.

APSIS CONSULTORIA
REPORT RJ-0435/09-01                                                                      1

[GRAPHIC OMITTED]

INDEX
1 - INTRODUTION                                                                 3
2 - PRINCIPLES AND QUALIFICATIONS                                               4
3 - RESPONSIBILITY LIMITS                                                       5
4 - APPRAISAL METHODOLOGY                                                       6
5 - APPRAISAL OF COMMON STOCKS THE TENDA (TEND3)                                7
6 - CONCLUSION                                                                  8
7 - LIST OF ATTACHMENTS                                                         9

APSIS CONSULTORIA
REPORT RJ-0435/09-01                                                                      2

1 - INTRODUTION

THE APSIS CONSULTORIA EMPRESARIAL Ltda, hereinafter called APSIS, with head office located at Sao
Jose, n(0) 90 - 1.802, in the city of Rio de Janeiro, RJ, registered with the General Roster of
Corporate Taxpayers (CNPJ) under n(degree)27,281,922/0001 -70, was appointed to determine the book value of common stocks of Tenda for capital increase in Gafisa, in article 8(0) of the law n(0)
6,404/76.

In preparing this report, data and information supplied by third parties were used in the form of documents and verbal interviews with the clients. The estimates in this report are based on documents and information which include, among others, the following:

-    Quarterly financial information (ITR) of TENDA, third quarter 2009.

APSIS has prepared recent valuations of traded companies, for various purposes, of following companies:

o    PACTUAL BANK S/A

o    GEODEX COMMUNICATIONS OF BRAZIL S/A

o    GERDAU S/A

o    OTHON HOTEL S/A

o    LIGHT ELECTRIC SERVICE S/A

o    REPSOL YPF BRAZIL S/A

o    TAM AIR TRANSPORT S/A

o    WAL OIL S/A

The APSIS team responsible for the coordination and performance of this report consists of the following professionals:

o    ALINNE CAETANO
     mechanic engineer

o    ANA CRISTINA FRANCA DE SOUZA
     civil engineer
     pos graduated in accountancy (CREA/RJ 91.1.03043-4)

o    FLAVIO LUIZ PEREIRA
     counter (CRC/RJ 022016/O-9)

o    GABRIEL ROCHA VENTURIM
     Project Manager

o    LUIZ PAULO CESAR SILVEIRA
     mechanic engineer
     masters in business administration(CREA/RJ 89.1.00165-1)

o    RICARDO DUARTE CARNEIRO MONTEIRO
     civil engineer
     pos graduated in engineering economic (CREA/RJ 30137-D)

o    SERGIO FREITAS DE SOUZA
     economist (CORECON/RJ 23521-0

APSIS CONSULTORIA
REPORT RJ-0435/09 -01                                                                     3

2 - PRINCIPLES AND QUALIFICATIONS

This report strictly complies with the fundamental principles described below.

o    The consultants and appraisers have no personal bias towards the subject matter involved in this report nor do they derive any advantages from it.

o    The professional fees of APSIS are not, in any way, subject to the conclusions of this report.

o    The report was prepared by APSIS and no one, other than the consultants themselves, prepared the analyses and respective conclusions.

o    In this report, one assumes that the information received from third parties is correct and that the sources thereof are contained in said report.

o    To the best knowledge and credit of the consultants, the analyses, opinions and conclusions presented in this report are based on data, diligence, research and surveys that are true and correct.

o    APSIS assumes full responsibility for the matter of Appraisal Engineering, including implicit appraisals, in the exercise its honorable duties, primarily established in the appropriate laws, codes or regulations.

o    This Report meets the specifications and criteria established by the standards of the Brazilian
     Association of Technical Standards (ABNT), the specifications and criteria established by USPAP
     (Uniform Standards of Professional Appraisal Practice), in addition to the requirements imposed by different bodies, such as: the Treasury Department, the Central Bank of Brazil, CVM (the
     Brazilian equivalent to the US Securities and Exchange Commission), SUSEP (Private Insurance
     Superintendence), etc.

o    The report presents all the restrictive conditions imposed by the methodologies adopted, which affect the analyses, opinions and conclusions contained in the report.

o    APSIS declares that it does not have any direct or indirect interests in the companies contemplated in this report, in their respective controllers, or in the transaction to which the "Protocol and Justification" refer, there being no relevant circumstances which may characterize conflict or communion of interests, whether potential or current, towards the issue of this Appraisal Report.

o    In the course of our work, controllers and managers of the companies contemplated in this report did not direct, limit, hinder or practice any acts, which have or may have compromised access, use or knowledge of information, property, documents or work methodologies relevant to the quality of our conclusions.

APSIS CONSULTORIA
REPORT RJ-0435/09 -01                                                                     4

3 - RESPONSIBILITY LIMITS

o    To prepare this report, APSIS used historical data and information audited by third parties or not audited and projected non-audited data, supplied in writing or verbally by the company~s management or obtained from other sources mentioned. Therefore, APSIS assumed as true the data and information obtained for this report and does not have any responsibility in connection with their truthfulness.

o    The scope of this work did not include an audit of the financial statements or revision of the works performed by its auditors.

o    Our work was developed for use by the applicants aiming at the already described objectives.
     Therefore, it may be disclosed as part of the documents related to the acquisition of the outstanding shares of TENDA by GAFISA, with mention of this work in related publications being authorized. It may also be filed with the Brazilian Securities and Exchange Commission ~ CVM and at the U.S. Securities and Exchange Commission ~ SEC, as well as made available to shareholders and third parties, including through the websites of the companies involved.

o    We highlight that understanding of the conclusion of this report will take place by reading it and its attachments in full. Therefore, conclusions should not be based on a partial reading of the report.

o    We are not responsible for occasional losses suffered by, its shareholders, directors, creditors or to other parties as a result of the use of data and information supplied by the company and set forth in this report.

o    The analyses and conclusions contained herein are based on several premises, held as of this date, of future operational projections, such as: macroeconomic factors, amounts practiced by the market, exchange rate variations, sale prices , volumes, market share, revenues, taxes, investments, operational margins, etc. Thus, future results may differ from any forecast or estimate contained in this report.

o    This appraisal does not reflect events and their respective impacts, occurring after the date of issue of this report.

APSIS CONSULTORIA
REPORT RJ-0435/09-01                                                                      5

4 - APPRAISAL METHODOLOGY

Review of the supporting documentation mentioned above, in order to verify a that bookkeeping was done in good order and in accordance with legal regulations, standards and statutes governing the subject, and the principles and conventions of Generally Accepted Accounting principles.

We examined the books of TENDA and all other documents necessary to prepare this report, based on the balance sheet of TENDA, as of September 30, 2009 (Annex 1)

Experts have established that the assets and liabilities of TENDA are properly accounted for.

APSIS CONSULTORIA
REPORT RJ-0435/09-01                                                                      6

5 - APPRAISAL OF THE COMMON STOCK OF TENDA (TEND3)

We examined the books of Tenda and all other documents necessary to prepare this report.

Experts have established that the net equity of Tenda on September 30, 2009 was R$ 1,121,372 thousand (one billion, one hundred twenty -one million, three hundred and seventy -two thousand real), equivalent to a book value per share of R$ 2.80 (two real and eighty cents), given the total number of shares of the company of 400,652,450 as indicated in the next table:

COMPANY:            CONSTRUTORA TENDA S/A (CONSOLIDADO)
REFERENCE DATE:     09/30/2009

                    RELEVANTES                   VALUE (THOUSANDS REAIS)
                     ACCOUNTS                          ACCOUNTING
ASSETS                                                     2,383,672
                    CURRENT ASSETS                         1,526,988
                    LONG TERM ASSETS                         829,462
                    FIXED ASSET                               27,222

LIABILITIES                                                1,262,300

                    CURRENT LIABILITIES                      381,886
                    LONG TERM LIABILITIES                    880,414
                    MINORITY INTEREST                              -

EQUITY                                                     1,121,372
BOOK VALUE PER SHARE (R$/share)                                 2.80

APSIS CONSULTORIA
REPORT RJ-0435/09-01                                                                      7

6 - CONCLUSION

In light of the review carried out of the documentation mentioned previously and using as a basis other APSIS studies, the experts concluded that the book value of common shares of Tenda, trading on the BM&F Bovespa under ticker symbol TEND3, which are to be exchanged for shares of Gafisa, represents R$ 2.80 (two real and eighty cents) on september 30, 2009.

This brings Report RJ-0435/09 -01 to a close, which is composed of 09 (nine) typewritten sheets on one side and 02 (two) attachments and extracted on 2 (two) original copies. APSIS Consultoria
Empresarial Ltda., CREA/RJ 82,2,00620 -1 and CORECON/RJ RF/2,052 -4, a company specialized in asset appraisal, legally was below by its directors, may be contacted if for any reason there seems to be clarifications that may be necessary

Rio de Janeiro, November 05, 2009.

[GRAPHIC OMITTED]

APSIS CONSULTORIA
REPORT RJ-0435/09-01                                                                      8

7 - LIST OF ATTACHMENTS

1.       SUPPORT DOCUMENTATION

2.       GLOSSARY

SAO PAULO ~ SP
Alameda Franca, 1467, 44
Sao Paulo - SP CEP: 01422-001
Tel.: + 55 11 2626.0510 Fax: + 55 11 3061.5879

RIO DE JANEIRO ~ RJ
Rua Sao Jose, 90, grupo 1802
Centro, CEP: 20010-020
Tel.: + 55 21 2212.6850 Fax: + 55 21 2212.6851

APSIS CONSULTORIA
REPORT RJ-0435/09-01                                                                      9

TENDA                                                                        REPORT: RJ-0435/09-01
                                                                        REFERENCE DATE: 09/30/2009

COMPANY:                   CONSTRUTORA TENDA S/A (CONSOLIDADO)
REFERENCE DATE:            09/30/2009
                               RELEVANTES                        VALUE (THOUSANDS REAIS)
                               ACCOUNTS                                     ACCOUNTING
ASSETS                                                                        2,383,672
                       CURRENT ASSETS                                         1,526,988
                           CASH AND EQUIVALENT                                  430,481
                           CREDITS                                              146,082
                           ACCOUNTS RECEIVABLE                                  521,839
                           PROPERTY FOR SALE                                    357,130
                           ADVANCE GRANTED                                       49,613
                           RECOVERABLE TAXES                                     13,054
                           DIFFERED TAXES                                         2,879
                           RECOGNIZED SALES EXPENSES                              4,784
                           OTHER                                                  1,126
                       LONG TERM ASSETS                                         829,462
                           ACCOUNTS RECEIVABLE                                  537,291
                           PROPERTY FOR SALE                                    105,403
                           DIFFERED TAXES                                       117,624
                           JUDICIAL DEPOSITS                                     12,739
                           RECOGNIZED SALES EXPENSES                              7,384
                           RELATED PARTIES                                       47,487
                           OTHER                                                  1,534
                       FIXED ASSET                                               27,222
                           INVESTMENTS                                                -
                           LAND AND PROPERTIES                                   21,755
                           INTANGIBLE                                             5,467

Apsis Consultoria Empresarial Ltda.                                                       Page: 1/1

TENDA                                                                         REPORT: RJ-0435/09-01
                                                                         REFERENCE DATE: 09/30/2009

COMPANY:                   CONSTRUTORA TENDA S/A (CONSOLIDADO)
REFERENCE DATE:            09/30/2009
                               RELEVANTES                        VALUE (THOUSANDS REAIS)
                               ACCOUNTS                                     ACCOUNTING
LIABILITIES                                                                   1,262,300
                       CURRENT LIABILITIES                                      381,886
                           LOANS AND FINANCING                                   71,585
                           DEBENTURES                                            19,861
                           ACCOUNTS PAYABLE                                      66,536
                           LABOR AND TAX OBLIGATIONS                             24,978
                           TAXES PAYABLE                                          2,779
                           ADVANCE TO CLIENT                                     46,764
                           REFUSED CONTRACTS                                     27,410
                           ACCOUNTS PAYABLE REFERRED TO LAND ACQUISITION         45,043
                           DIFFERED TAXES                                        52,375
                           RELATED PARTIES                                            -
                           PROVISION FOR INVESTMENT LOSSES                            -
                           OTHER                                                 24,555
                       LONG TERM LIABILITIES                                    880,414
                           LOANS AND FINANCING                                   55,584
                           DEBENTURES                                           600,000
                           ACCOUNTS PAYABLE REFERRED TO LAND ACQUISITION         12,633
                           PROVISION FOR CONTINGENCIES                           25,829
                           TAXES PAYABLE                                         12,882
                           DIFFERED TAXES                                       116,343
                           ACCOUNTS PAYABLE - BAIRRO NOVO ACQUISITIION           44,637
                           OTHER                                                 12,506
                       MINORITY INTEREST                                              -
EQUITY                                                                        1,121,372
BOOK VALUE PER SHARE (R$/share)                                                    2.80

Apsis Consultoria Empresarial Ltda.                                                       Page: 2/2